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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

15049722

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

hours per response...... 12.00

SEC FILE NUMBER
8- 50594

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2013 (MM/DD/YY) AND ENDING December 31, 2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Penates Group, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6263 N Scottsdale Road, Suite 290
(No. and Street)

Scottsdale	Arizona	85250
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
John O'Brien (480) 473-3344
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

StarkSchenkein, LLP
(Name – *if individual, state last, first, middle name*)

3600 South Yosemite Street, Suite 600	Denver	CO	80237
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

mm

OATH OR AFFIRMATION

I, John O'Brien, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Penates Group, Inc., as of December 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

State of California, County of Los Angeles
Subscribed and sworn to (or affirmed) before me on this 26 day of February, 2015
by John O'Brien proved to me on the basis of satisfactory evidence to be the person who appeared before me.
, Notary Public

Notary Public

Signature

President

Title

SYLVIA DAVES-GRIEB
Commission # 2063022
Notary Public - California
Los Angeles County
My Comm. Expires Apr 27, 2018

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PENATES GROUP, INC.

REPORT PURSUANT TO RULE 17a-5

FINANCIAL STATEMENTS

AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2014

Penates Group, Inc.
Table of Contents

StarkSchenkein, LLP
BUSINESS ADVISORS & CPAs

Report of Independent Registered Public Accounting Firm

Board of Directors
Penates Group, Inc.

We have audited the accompanying statement of financial condition of Penates Group, Inc. as of December 31, 2014, and the related statements of operations, stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of Penates Group, Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Penates Group, Inc. as of December 31, 2014 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

The Supplemental Schedule I – Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission and Schedule III – Computation for Determination of Reserve Requirements and Information Relating to the Possession and Control Requirements Under Rule 15c3-3 (the "Supplemental Schedules") have been subjected to audit procedures performed in conjunction with the audit of Penates Group, Inc.'s financial statements. The Supplemental Schedules are the responsibility of Penates Group, Inc.'s management. Our audit procedures included determining whether the Supplemental Schedules reconcile to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Schedules. In forming our opinion on the Supplemental Schedules we evaluated whether the Supplemental Schedules, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the Supplemental Schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

StarkSchenkein, LLP

Denver, Colorado
February 27, 2015

Penates Group, Inc.
Statement of Financial Condition
December 31, 2014

ASSETS

Cash	$	101,377
Receivable from clearing organization		3,783
Deposit at clearing organization		15,000
Accrued revenues receivable		5,900
Prepaid expenses and deposits		2,142
	$	128,202

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES		
Accounts payable and accrued expenses	$	8,538
Related party accounts payable		11,077
		19,615
STOCKHOLDER'S EQUITY		
Common stock, no par value, 1,000,000 shares authorized, 25,000 issued and outstanding		25,000
Additional paid-in capital		1,500
Retained earnings		82,087
		108,587
	$	128,202

The accompanying notes are an integral part of these financial statements.

Penates Group, Inc.
Statement of Operations
For The Year Ended December 31, 2014

REVENUES	
Brokerage commissions	$ 441,793
Interest income	18
Total revenues	441,811
Employee compensation	149,512
Clearing costs	57,093
Professional fees	176,934
Other expenses	47,103
Total expenses	430,642
NET INCOME	$ 11,169

The accompanying notes are an integral part of these financial statements.

Penates Group, Inc.
Statement of Stockholders' Equity
For the Year Ended December 31, 2014

	Common Stock Shares	Common Stock Amount	Additional Paid-In Capital	Retained Earnings	Total Stockholders' Equity
Balance, December 31, 2013	25,000	$ 25,000	$ 1,500	$ 70,918	$ 97,418
Net income	-	-	-	11,169	11,169
Balance, December 31, 2014	25,000	$ 25,000	$ 1,500	$ 82,087	$ 108,587

The accompanying notes are an integral part of these financial statements.

Penates Group, Inc.
Statement of Cash Flows
Year Ended December 31, 2014

OPERATING ACTIVITIES		
Net income	$	11,169
Adjustments to reconcile net income to net cash provided by operating activities:		
Changes in:		
Receivable from clearing organization		2,707
Net cash provided by operating activities		13,876
INVESTING ACTIVITIES		
Net cash provided by investing activities		-
FINANCING ACTIVITIES		
Net cash provided by financing activities		-
NET INCREASE IN CASH		13,876
CASH AT BEGINNING OF YEAR		87,501
CASH AT END OF YEAR	$	101,377
SUPPLEMENTAL CASH FLOW INFORMATION:		
Net Cash paid for:		
Interest	$	-
Income taxes	$	-

The accompanying notes are an integral part of these financial statements.

Note 1 – Nature of Operations and Summary of Significant Accounting Policies

Penates Group, Inc. (the Company), is an S Corporation, which was formed under the laws of the State of Arizona on August 27, 1997. Business operations began in October 1997, with operating revenue beginning in March 1998. The Company is a licensed broker/dealer operating in metropolitan Scottsdale, Arizona, registered with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Regulatory Authority ("FINRA"). The Company, in connection with its activities as a broker/dealer, is an introducing firm and is prohibited from receiving funds or securities from its customers; rather, the Company utilizes a clearing broker to perform the custodial functions.

The Company clears all transactions with and for customers on a fully disclosed basis with a clearing broker/dealer and promptly transmits all customer funds and securities to the clearing broker/dealer. The clearing broker/dealer carries all of the accounts of such customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer.

Cash and Cash Equivalents

For the purpose of the statement of cash flows, the Company considers all highly liquid assets having a maturity of three months or less to be cash equivalents.

Receivables

The Company considers receivables to be fully collectible; accordingly, no allowance for doubtful accounts is required. If amounts become uncollectable, they will be expensed when that determination is made.

Securities Transactions

Proprietary securities transactions, commission revenue and related party expenses related to an expense sharing agreement are recorded on a trade date basis. Liabilities for trade date basis purchases of securities represent obligations to the Company's clearing broker/dealer for transactions executed but not yet settled.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ significantly from those estimates.

Note 1 – Nature of Operations and Summary of Significant Accounting Policies (continued)

Revenue Recognition

The Company recognizes commissions and related clearing expenses on a trade-date basis as securities transactions occur.

Transaction fee revenues are recorded in accordance with the terms of the engagement agreements and, where applicable, recognized on a pro rata basis over those terms.

Income Taxes

The Company and its stockholders have elected to be taxed as an S Corporation for income tax purposes. Under such election, the Company is not subject to corporate income taxes. Instead, the stockholders are liable for income taxes on their proportionate shares of the Company's taxable income.

Fair Value of Financial Instruments

Fair value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2014. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values because they are short term in nature. These financial instruments include cash, receivable from clearing organization, deposit at clearing organization, accrued revenues receivables, accounts payable and accrued expenses, and related party accounts payable.

Note 2 – Net Capital Requirements

The Company is subject to the SEC uniform net capital rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2014, the Company had net capital of $99,002, which was in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 19% at December 31, 2014.

Note 3 – Reserve Requirements

The Company is exempt from Securities and Exchange Commission Rule 15c3-3 under Section (k)(2)(ii) and, therefore, is not required to make the periodic computation for determination of reserve requirements and information relating to the possession and control requirements under Rule 15c3-3.

Note 4 – Off-Balance-Sheet Risk and Concentration of Credit Risk

As discussed in Note 1, the Company's customers' securities transactions are introduced on a fully disclosed basis with its clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers of the Company and is responsible for execution, collection of and payment of funds and receipts and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments, wherein, the clearing broker/dealer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers and that customer transactions are executed properly by the clearing broker/dealer.

Note 5 – Related Party Transactions

Under an expense sharing agreement, an affiliated company (Affiliate), provides substantially all of the general and administrative services to the Company. Under the terms of the agreement, fifty percent of the common expenses are allocated to the Company, which is a reasonable allocation basis directly based upon usage by the Company of the Affiliate's property, personnel, rent and other services. These expenses are charged to the Company on a monthly basis and are recorded in the Company's financial statements. For the year ended December 31, 2014, the Company was charged $31,584 by the Affiliate. As of December 31, 2014, the amount owed to the Affiliate for general and administrative services was $0.

At December 31, 2014, the Company has a payable due to owner of the Company for his retirement contribution in the amount of $11,077.

Note 6 – Subsequent Events

Management of the Company has evaluated all subsequent events through the date these financial statements were available to be issued. It has been determined that there are no subsequent events that require disclosure.

Penates Group, Inc.
Schedule I - Computation of Net Capital Under Rule 15c3-1
Of The Securities And Exchange Commission
December 31, 2014

Stockholders' equity per Statement of Financial Condition	$	108,587
Less: Total nonallowable assets		(9,585)
Net Capital	$	99,002
Aggregate indebtedness - items included in financial statements	$	19,615
Basic net capital requirement	$	5,000
Excess net capital	$	94,002
Ratio aggregate indebtedness to net capital		20%
Net capital as reported in Company's Part II (unaudited) FOCUS Report as of December 31, 2014:	$	91,445
Audit adjustments:		
Reclassification of assets as allowable		15,000
Reclassification of assets as nonallowable		(7,443)
Net capital as of December 31, 2014	$	99,002

Penates Group, Inc.
Schedule III - Computation For Determination of Reserve Requirements and Information Relating to the Possession and Control Requirements Under Rule 15c3-3
December 31, 2014

Penates Group, Inc., relies on Section K (2)(ii) of the Securities and Exchange Commission Rule 15c3-3 to exempt them from the provisions of these rules.

StarkSchenkein, LLP
BUSINESS ADVISORS & CPAs

Report of Independent Registered Public Accounting Firm on Exemption Provisions Required by Rule 17a-5 of the Securities and Exchange Commission

Board of Directors
Penates Group, Inc.

We have reviewed management's statements, included in the accompanying Penates Group, Inc.'s Exemption Report, in which (1) Penates Group, Inc. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Penates Group, Inc. claimed an exemption from 17 C.F.R. § 240.15c3-3(k)(2)(ii) and (2) Penates Group, Inc. stated that Penates Group, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Penates Group, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Penates Group, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

StarkSchenkein, LLP

StarkSchenkein, LLP
February 27, 2015

PGI

Penates Group, Inc.

Penates Group is a registered broker-dealer subject to rule 17a-5 promulgated by the SEC (17 C.F.R 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the company states the following:

1) The Company claimed an exemption from 17 C.F.R. 240.15c3-3 under the following provisions of 17 C.F.R. 240.15c3-3(k) k(2)ii
2) The company met the identified exemption provisions in 17 C.F.R. 240.15c3-3(k) throughout the most recent fiscal year.

Penates Group Inc.

I, John O'Brien, swear (or affirm) that, to my knowledge and belief, this Exemption Report is true and correct.

X

Title: President

February 14, 2015

6263 N. Scottsdale Road • Suite 290 • Scottsdale, Arizona 85250

Phone: (480) 473-3344 • Facsimile: (480) 473-4626 • www.penatesgroup.com

Member FINRA • SIPC